Filed pursuant to
Rule 497(a)
File No. 333-228959
Rule 482ad

Yieldstreet Prism Fund Update: Q1 2022

Key takeaways

- **Fears of stagflation, a spike in interest rates in the US and an ongoing war in Europe caused a robust increase in market volatility in Q1 2022.**

- **Against this backdrop, Prism returned approximately 1.7%[1] in Q1 2022.**

- **We invested most of the Fund's cash outstanding from Q4 2021, with a notable increase in our real estate allocation and a new deployment to a new marine finance deal.**



Market Summary

In the first quarter of 2022, the specter of a "stagflation" caused by a combination of an energy shock, a sanctions-driven supply chain crisis and a slowing global economy, fueled market volatility, with investors scrambling for protection. Market conditions improved by the end of the quarter, but uncertainty remains on both domestic macroeconomic projections and geopolitical risk.

US equities ended the quarter down in the single digits, with tech stocks being the largest detractors. The Dow and S&P 500 lost approximately 3%, while the Nasdaq was ... more than 7%.[2] For all three averages, Q1 2022 has been the first negative quarter since Q1 2020, which marked the start of the Covid pandemic in the US.

Inflation readings continue to be in line with projections of a prolonged period of robust price increases. However, negative Chinese growth data by the end of the quarter slowed down a rally in oil prices.

As of its March 16 meeting, the US Federal Reserve appears to be targeting a total of seven rate hikes for 2022[3], which caused a selloff in US Treasuries, alongside higher inflation and increasing commodity prices, and despite a widespread – but temporary – risk-off turn as a result of Russia's invasion of Ukraine. The 10-year yield closed the quarter at 2.6%[4], slightly lower than the 2-year, an "inversion" of the yield curve which typically points to the possibility of a recession, but that can also be attributed to a swift turn in monetary policy stance. The S&P 500 US Investment Corporate Bonds Index was down 7.2% on the quarter, while the corresponding High Yield Corporate Bond Index lost 4.8%.[5]

Against this backdrop of increased volatility, and with public equities mostly negative across the board in the US, Prism returned approximately 1.7% in Q1 2022. The Fund distributed $0.20 per share in February, on pace to meet the Fund's 8% target distribution rate for the year[6].

The Fund also completed its fourth tender offer to provide liquidity to investors during the first quarter of 2022. Alternative investments are inherently less liquid, but Yieldstreet continues to pursue pathways to provide liquidity for such investments. The Fund expec continue to offer liquidity to investors through tender offers each quarter, subject to the discretion of the Fund's Board of Directors.

Portfolio Composition

During the quarter, Yieldstreet's investment team found additional opportunities to deploy portfolio cash, reducing it from 20% of the Fund's assets to approximately 4%. In line with the ongoing market trends, allocations to real estate were the lion's share of the recent capital deployments and are now totaling approximately 40% of the Fund's assets, in particular due to an increase in residential real estate investments. Our investment team remains upbeat on the asset class, even as it is monitoring residential real estate prices, which rallied substantially and may face some headwinds from increased interest rates going forward. The Fund also deployed capital to a marine finance opportunity.



Asset Allocation

As of March 31, 2022







At the end of December 2021, a suburban Chicago single family rental investment that had previously failed to make a payment successfully secured refinancing through a third-party lender. The proceeds were used to repay Yieldstreet's investors in full at the targeted return rate, with additional upside from early repayment.

Despite the contractual breach, Yieldstreet and the lender were able to facilitate a successful recovery of the loan – while keeping investors current on interest payments – in a relatively limited timeframe. Throughout the work out process, Yieldstreet maintained its conviction in the investment due to its strong collateral coverage and negotiated structural enhancements, which helped maintain the investment current on payments and contributed to our confidence in the final positive outcome, which has materialized.

For additional information on our communications policy, please check our website Resources page.

Outlook

The Fund's investment objective is to generate current income. Its secondary objective is capital appreciation. Going forward, macroeconomic conditions in the US are likely to become more challenging, especially as monetary policy becomes more restrictive and long-term interest rates rise. Additional headwinds from geopolitical risk – as the conflict in

Ukraine is unlikely to be resolved in the near future – will also have to be factored into upcoming investment decisions, although the US economy has so far proven resilient.

Yieldstreet believes that due to their lower level of correlation to public market moves, private market investments – while less liquid – can offer an opportunity to increase portfolio resiliency in a volatile market.

Private investments that focus on capital appreciation typically have two main features. The first is that most, if not all of their returns tend to be tied to a single event. For example, if the Fund were to purchase an equity stake in a commercial real estate building, the vast majority of returns would be expected to be realized when the building is sold, and not necessarily at any point prior. The second is that for a fund that has current income as its primary objective, these investments generally do not accrue interest during the life of the investment, and therefore do not contribute recurring income.

While we continue to patiently seek attractive fixed income opportunities on behalf of the Fund to help it fulfill its current income objective, we are also looking for opportunities with a capital appreciation focus that we believe may offer attractive returns.

Target Fund Allocation by Objective

"Current Income" Objective	70%+
"Capital Appreciation Objective"	10-25%
Cash / Equivalents	2-10%

Sources:

1 Past performance is not a guarantee of future returns

2. Source: Bloomberg

3. Source: Bloomberg

4. Source: Bloomberg

5. Source: S&P 500 Investment Grade and High Yield Corporate Bonds Indices

6. Reflects the annualized distribution rate that is calculated by taking the most recent quarterly distribution approved by the Fund's Board of Directors and dividing it by prior quarter-end NAV and annualizing it. The Fund's distribution may exceed its earnings. Therefore,   of the Fund's distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes.

7. Source: Yieldstreet, as of 03/31/2022.

8. Notable additions and subtractions are for Q1 2022.

Performance quoted herein represents past performance, which is not a guarantee of future results. All investing involves risk, including the loss of principal. Investment returns and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than the returns quoted herein.

This report contains certain unaudited financial information related to YieldStreet Prism Fund Inc. (the "Fund"). Specifically, the Fund's financial information included herein for the quarter ended March 31, 2022 is preliminary and was not subject to an audit or an audit review process or otherwise independently verified and is subject to revision as a result of the audit process currently being undertaken. Such unaudited financial information is being included for informational purposes only.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.

Published: 04/14/2022

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